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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9F

Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act
of 1934 and Rules 14d-1(b) and 14e-2(c) thereunder

(Amendment No.             )

Adastra Minerals Inc.
(Name of Subject Company)

Yukon Territory
(Jurisdiction of Subject Company's Incorporation or Organization)

Adastra Minerals Inc.
(Name(s) of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

006515 — Common Shares
(CUSIP Number of Class of Securities)

Adastra Minerals Inc.
Castlewood House
77/91 New Oxford Street
London
WC1A 1DG
United Kingdom
+44 (0) 20 7257 2040

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Jay C. Kellerman
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9
Canada
(416) 869-5201

Part I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents Exhibit 1.1: Adastra Minerals Inc. Directors' Circular dated February 17, 2006
Item 2.	Informational Legends See "Notice to United States Shareholders" on outside front cover page of Adastra Minerals Inc. Directors' Circular dated February 17, 2006.

Part II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibits:

(1)
Not applicable

(2)
Not applicable

(3)
Not applicable

Part III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings.

        The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2.    Consent to Service of Process

(a)
At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

Part IV
SIGNATURE

        By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrants designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADASTRA MINERALS INC.
Dated: February 17th, 2006
	By:	/s/ PAUL C. MACNEILL Name: Paul C. MacNeill Title: Director / Corporate Secretary

INDEX TO EXHIBITS

1.1
Adastra Minerals Inc. Directors' Circular dated February 17, 2006.

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Part I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Part II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
Part III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Part IV SIGNATURE
INDEX TO EXHIBITS